Exhibit 99.1

Navios Maritime Holdings Inc.

Announces the Sale of its

36-Vessel Drybulk Fleet

GRAND CAYMAN, Cayman Islands, July 27, 2022 — Navios Maritime Holdings Inc. (“Navios Holdings” or the “Company”) (NYSE: NM), announced today a definitive agreement providing for the sale of its 36-vessel drybulk fleet for an aggregate consideration of approximately $835.0 million consisting of cash and the assumption of bank debt and finance leases related to the vessels and subject to working capital adjustment at closing, to Navios Maritime Partners L.P. (“Navios Partners”) (NYSE: NMM).

The aggregate transaction consideration is expected to reduce Navios Holdings’ liabilities by approximately $784.2 million, comprising of:

Amount (in US$ millions)	Description of liability
$441.6	Debt and finance leases (1)
$262.6	Vessel loans (2)
$80.0	11.25% Senior Secured Notes (3)

$784.2

(1)

Assumed by Navios Partners, includes bank debt and finance lease liabilities as well as obligations from bareboat arrangements on a finance lease basis as of June 30, 2022, to be adjusted at the closing of the transaction

(2)

Mandatory repayment of loans associated with the sale of the vessels due to N Shipmanagement Acquisition Corp. and its subsidiaries, an entity affiliated with the Chairwoman and Chief Executive Officer of Navios Holdings

(3)	To be repaid at maturity on August 15, 2022

Any remaining proceeds will be used to cover transaction costs and for general corporate purposes.

Navios Holdings through this transaction believes it:

•	Took advantage of a strong sale and purchase market in dry bulk
•	Strengthened its balance sheet by repaying debt
•	Eliminated all short-term debt maturities
•	Created a solid liquidity position
•	Will record an estimated net book gain of approximately $100 million in the third quarter of 2022

Navios Logistics

Following the closing of the transaction, Navios Holdings will have exited direct fleet ownership. Going forward, the Company plans to focus on growing Navios South American Logistics Inc. (“Navios Logistics”) business. Navios Holdings owns a 63.8% controlling equity stake which is consolidated into its financial statements. We believe, Navios Logistics is a leading infrastructure and logistics company in the Hidrovia region of South America having:

•	A unique infrastructure comprising of port terminal facilities, barge and cabotage fleet
•	Favorably located assets: Nueva Palmira terminal a critical infrastructure asset
•	A long-term “take-or-pay” contract with Vale
•	A favorable market backdrop to support growth
•	Compelling growth opportunities

Navios Partners

Navios Holdings also continues to hold a 10.3% interest in Navios Partners, a leading, US publicly listed shipping company, representing a compelling investment in a well-positioned diversified maritime company.

Special Committee

The transaction was negotiated by a special committee of the Board of Directors of Navios Holdings consisting of independent and disinterested directors (“Special Committee”) with the assistance of its independent financial and legal advisors. The transaction was unanimously approved by the Special Committee and Navios Holdings’ board of directors.

Transaction Closing

The closing of the transaction is subject to customary closing conditions, including receipt of certain consents required in connection with Navios Partners’ assumption of bank debt in connection with the transaction. The transaction is expected to close in two tranches. The first tranche, involving the transfer of 15 vessels, is scheduled to be completed on July 29, 2022. The second tranche, involving the remaining 21 vessels, is scheduled to be completed in the third quarter of 2022.

Advisors

Latham & Watkins LLP acted as legal advisor and Arctic Securities AS acted as sole financial advisor to the Special Committee.

Conference Call:

Navios Holdings will host a conference call tomorrow, July 28, 2022, at 7:45 am ET, at which time Navios Holdings’ senior management will provide highlights and commentary on the transaction.

Simultaneously, a supplemental slide presentation will be available on the Navios Holdings website at www.navios.com under the “Investors” section on the day of the call.

Conference Call details:

Call Date/Time: Thursday, July 28, 2022 at 7:45 am ET

Call Title: Navios Maritime Holdings Investor Call

US Dial In: +1.800.459.5346

International Dial In: +1.203.518.9544

Conference ID: NM0728

The conference call replay will be available two hours after the live call and remain available for one week at the following numbers:

US Replay Dial In: +1. 800-934-5153

International Replay Dial In: +1. 402-220-1182

There will be a live webcast available on the Navios Holdings website, www.navios.com, under the “Investors” section. The Webcast will be archived and available at the same Web address for two weeks following the call.

About Navios Maritime Holdings Inc.

Navios Maritime Holdings Inc. (NYSE: NM) is a global seaborne shipping and logistics company. For more information about Navios Holdings, please visit our website: www.navios.com.

About Navios South American Logistics Inc.

Navios South American Logistics Inc. is one of the largest logistics companies in the Hidrovia region of South America, focusing on the Hidrovia region river system, the main navigable river system in the region, and on cabotage trades along the eastern coast of South America. Navios Logistics serves the storage and marine transportation needs of its petroleum, agricultural and mining customers through its port terminals, river barge and coastal cabotage operations. For more information about Navios Logistics, please visit its website: www.navios-logistics.com.

About Navios Maritime Partners L.P.

Navios Maritime Partners L.P. (NYSE: NMM) is an international owner and operator of dry cargo and tanker vessels. For more information, please visit its website: www.navios-mlp.com.

Forward Looking Statements – Safe Harbor

This press release contains and our call will contain forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, including with respect to the expected completion of the sale of the fleet to Navios Partners and the expected redemption or repayment of the vessel loans and the 11.25% Senior Secured Notes prior to or at maturity using the proceeds thereof, expected cash flow generation, Navios Holdings’ expected use of proceeds from the transaction and Navios Holdings’ growth strategy and measures to implement such strategy. Words such as “may,” “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenue and time charters. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by Navios Holdings at the time these statements were made. Although Navios Holdings believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Holdings. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to risks relating to: the potential inability to obtain any necessary third-party consents to the transfers of one or more of the vessels to be sold to Navios Partners; global and regional economic and political conditions including the impact of the COVID-19 pandemic and efforts throughout the world to contain its spread, including effects on global economic activity; demand for seaborne transportation of the products we ship; the ability and willingness of charterers to fulfill their obligations to us; prevailing charter rates; shipyards performing scrubber installations, drydocking and repairs; changing vessel crews and availability of financing; potential disruption of shipping routes due to accidents, wars, diseases, pandemics, political events, piracy or acts by terrorists, including the impact of the COVID-19 pandemic and the ongoing efforts throughout the world to contain it; uncertainty relating to global trade, including prices of seaborne commodities and continuing issues related to seaborne volume and ton miles; our continued ability to enter into long-term time charters; our ability to maximize the use of our vessels; expected demand in the dry cargo shipping sector in general and the demand for our Panamax, Capesize, Ultra Handymax and Handysize vessels in particular; the aging of our fleet and resultant increases in operations costs; the loss of any customer or charter or vessel; the financial condition of our customers; changes in the availability and costs of funding due to conditions in the bank market, capital markets and other factors; increases in costs and expenses, including but not limited to: crew wages, insurance, provisions, port expenses, lube oil, bunkers, repairs, maintenance, and general and administrative expenses; the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business, general domestic and international political conditions; competitive factors in the market in which Navios Holdings operates; the value of our publicly traded subsidiaries; risks associated with operations outside the United States; and other factors listed from time to time in Navios Holdings’ filings with the Securities and Exchange Commission, including its Forms 20-F and Forms 6-K. Navios Holdings expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Holdings’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based. Navios Holdings makes no prediction or statement about the performance of its common stock or debt securities.

Contact:

Navios Maritime Holdings Inc.

+1-345-232-3067

+1.212.906.8643

investors@navios.com

EXHIBIT I

Fleet of Vessels sold

Owned Vessels

Vessel Name	Vessel Type	Year Built	Deadweight (in metric tons)
Navios Ulysses	Ultra Handymax	2007	55,728
Navios Celestial	Ultra Handymax	2009	58,063
Navios Vega	Ultra Handymax	2009	58,792
Navios Taurus	Panamax	2005	76,596
Navios Asteriks	Panamax	2005	76,801
N Amalthia	Panamax	2006	75,318
Navios Galileo	Panamax	2006	76,596
N Bonanza	Panamax	2006	76,596
Rainbow N	Panamax	2011	79,642
Jupiter N	Panamax	2011	93,062
Navios Sky(1)	Panamax	2015	82,056
Navios Stellar	Capesize	2009	169,001
Navios Happiness	Capesize	2009	180,022
Navios Phoenix	Capesize	2009	180,242
Navios Lumen	Capesize	2009	180,661
Navios Antares	Capesize	2010	169,059
Navios Etoile	Capesize	2010	179,234
Navios Bonheur	Capesize	2010	179,259
Navios Altamira	Capesize	2011	179,165
Navios Canary	Capesize	2015	180,528
Navios Corali	Capesize	2015	181,249

(1)	Navios Holdings declared its option to acquire the Navios Sky

Long-term Bareboat-in Fleet

Vessel Name	Vessel Type	Year Built	Deadweight (in metric tons)
Navios Herakles I	Panamax	2019	82,036
Navios Uranus	Panamax	2019	81,516
Navios Felicity I	Panamax	2020	81,946
Navios Galaxy II	Panamax	2020	81,789
Navios Magellan II	Panamax	2020	82,037

Long-term Charter-in Fleet

Vessel Name	Vessel Type	Year Built	Deadweight (in metric tons)
Navios Lyra	Handysize	2012	34,718
Navios Venus	Ultra Handymax	2015	61,339
Navios Amber	Panamax	2015	80,994
Navios Coral	Panamax	2016	84,904
Navios Citrine	Panamax	2017	81,626
Navios Dolphin	Panamax	2017	81,630
Navios Gemini	Panamax	2018	81,704
Navios Horizon I	Panamax	2019	81,692
Navios Felix	Capesize	2016	181,221
Navios Obeliks	Capesize	2012	181,415